UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-11735

99 Cents Only Stores LLC

(Exact name of registrant as specified in its charter)

4000 East Union Pacific Avenue

City of Commerce, California 90023

(323) 980-9145

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record of the 11% Senior Notes due 2019 as of the certification or notice date:  Less than 50.

Pursuant to the requirements of the Securities Exchange Act of 1934, 99 Cents Only Stores LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2018	By:	/s/ Felicia Thornton
			Name:	Felicia Thornton
			Title:	Chief Financial Officer and Treasurer